Exhibit 99.1

SOHU.COM REPORTS FIRST QUARTER 2022 UNAUDITED FINANCIAL RESULTS

BEIJING, May 16, 2022 –Sohu.com Limited (NASDAQ: SOHU) (“Sohu” or the “Company”), China’s leading online media, video, and game business group, today reported unaudited financial results for the first quarter ended March 31, 2022.

First Quarter Highlights

•	Total revenues were US$193 million[1], down 13% year-over-year and flat quarter-over-quarter.

•	Brand advertising revenues were US$24 million, down 23% year-over-year and 29% quarter-over-quarter.

•	Online game revenues were US$158 million, down 11% year-over-year and up 10% quarter-over-quarter.

•	GAAP net income[2] attributable to Sohu.com Limited was US$3 million, compared with net income of US$32 million in the first quarter of 2021 and net income of US$4 million in the fourth quarter of 2021.

•

Non-GAAP[3] net income attributable to Sohu.com Limited was US$9 million, compared with net income of US$37 million in the first quarter of 2021 and net income of US$0.2 million in the fourth quarter of 2021.

Dr. Charles Zhang, Chairman and CEO of Sohu.com Limited, commented, “In the first quarter of 2022, despite the negative impact of COVID-19 and a challenging macroeconomic environment, we continued to focus on product refinements and improving operational efficiency. Thanks to the excellent performance of our online game business, we delivered better-than-expected bottom-line performance and achieved profitability for the quarter. For Sohu Media Portal, we carried out product upgrades and improvements in the overall quality of our news and content, all of which continued to draw users to our platforms and keep them engaged. For Sohu Video, with the continuous execution of our “Twin Engine” strategy, we proactively extended our live broadcasting to a greater number of scientific fields. We also focused on user acquisition for our key mobile products and explored ways to improve monetization for both Sohu Media Portal and Sohu Video. For Changyou, our online games performed well during the quarter, with revenue exceeding the high-end of our prior guidance.”

First Quarter Financial Results

Revenues

Total revenues were US$193 million, down 13% year-over-year and flat quarter-over-quarter.

Brand advertising revenues totaled US$24 million, down 23% year-over-year and 29% quarter-over-quarter. The decrease was mainly due to a decrease in portal advertising revenues.

Online game revenues were US$158 million, down 11% year-over-year and up 10% quarter-over-quarter. The year-over-year decrease was mainly due to the natural decline of TLBB Vintage. The quarter-over-quarter increase was mainly due to improved performance of TLBB PC, as a result of content updates and promotional activities launched during the quarter.

Gross Margin

Both GAAP and non-GAAP gross margin were 75%, compared with 79% in the first quarter of 2021 and 73% in the fourth quarter of 2021.

[1]

On a constant currency (non-GAAP) basis, if the exchange rate in the first quarter of 2022 had been the same as it was in the first quarter of 2021, or RMB6.48=US$1.00, US$ total revenues in the first quarter of 2022 would have been US$190 million, or US$3 million less than GAAP total revenues, and down 15% year-over-year.

[2]

Following the completion on September 23, 2021 of the transaction with Tencent related to Sogou, Sohu no longer has any ownership interest in Sogou. Unless indicated otherwise, results presented in this release exclude results from Sogou operations. For historical statements, the results of operations of Sogou and the gain from its disposal are presented in separate line items as discontinued operations.

[3]

Non-GAAP results exclude share-based compensation expense; changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values; and interest expense recognized in connection with the one-time transition tax (the “Toll Charge”) imposed by the U.S. Tax Cuts and Jobs Act signed into law on December 22, 2017 (the “U.S. TCJA”). Explanation of the Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Disclosure” and “Reconciliations of Non-GAAP Results of Operation Measures to the Nearest Comparable GAAP Measures.”

Both GAAP and non-GAAP gross margin for the brand advertising business were 2%, compared with 20% in the first quarter of 2021 and 28% in the fourth quarter of 2021. The margin decrease was mainly due to the decrease in brand advertising revenues.

GAAP gross margin for online games was 86%, compared with 89% in the first quarter of 2021 and 84% in the fourth quarter of 2021. Non-GAAP gross margin for online games was 86%, compared with 90% in the first quarter of 2021 and 84% in the fourth quarter of 2021.

Operating Expenses

For the first quarter of 2022, GAAP operating expenses totaled US$132 million, up 6% year-over-year and down 9% quarter-over-quarter. Non-GAAP operating expenses were US$130 million, up 6% year-over-year and down 9% quarter-over-quarter. The year-over-year increase was mainly due to increases in traffic and user acquisition cost. The quarter-over-quarter decrease was mainly due to decreases in salary and benefits expenses.

Operating Profit/(Loss)

GAAP operating profit was US$13 million, compared with an operating profit of US$51 million in the first quarter of 2021 and an operating loss of US$3 million in the fourth quarter of 2021.

Non-GAAP operating profit was US$14 million, compared with an operating profit of US$53 million in the first quarter of 2021 and an operating loss of US$3 million in the fourth quarter of 2021.

Income Tax Expense

GAAP income tax expense was US$17 million, compared with income tax expense of US$23 million in the first quarter of 2021 and income tax expense of US$9 million in the fourth quarter of 2021. Non-GAAP income tax expense was US$17 million, compared with income tax expense of US$23 million in the first quarter of 2021 and income tax expense of US$6 million in the fourth quarter of 2021. Income tax expense in the fourth quarter of 2021 included a one-time tax benefit of US$7 million recognized by Changyou after pre-adjustment of its income tax due for 2021.

Net Income

GAAP net income attributable to Sohu.com Limited was US$3 million, or net income of US$0.07 per fully-diluted ADS, compared with net income of US$32 million in the first quarter of 2021 and net income of US$4 million in the fourth quarter of 2021.

Non-GAAP net income attributable to Sohu.com Limited was US$9 million, or net income of US$0.26 per fully-diluted ADS, compared with net income of US$37 million in the first quarter of 2021 and net income of US$0.2 million in the fourth quarter of 2021.

Liquidity and Capital Resources

As of March 31, 2022, cash and cash equivalents, short-term investments and long-term time deposits totaled approximately US$1.54 billion.

Supplementary Information for Changyou Results

First Quarter 2022 Operating Results

•

For PC games, total average monthly active user accounts[4] (MAU) were 2.0 million, a decrease of 13% year-over-year and 1% quarter-over-quarter. The year-over-year decrease was mainly due to the natural decline of Changyou’s older games. Total quarterly aggregate active paying accounts[5] (APA) were 1.0 million, an increase of 4% year-over-year and quarter-over-quarter.

•

For mobile games, total average MAU were 2.4 million, an increase of 16% year-over-year and a decrease of 6% quarter-over-quarter. The year-over-year increase was mainly from Bright Stars, a game designed for female players launched during the quarter, and Little Raccoon: Heroes launched during the third quarter of 2021. The quarter-over-quarter decrease was mainly due to the natural decline of Changyou’s older games, including Little Raccoon: Heroes.

[4]	Monthly active user accounts refers to the number of registered accounts that are logged in to these games at least once during the month.
[5]	Quarterly aggregate active paying accounts refers to the number of accounts from which game points are utilized at least once during the quarter.

Total quarterly APA were 0.5 million, an increase of 14% year-over-year and 6% quarter-over-quarter. The year-over-year and quarter-over-quarter increases were mainly from Bright Stars.

First Quarter 2022 Unaudited Financial Results

Total revenues were US$160 million, a decrease of 11% year-over-year and an increase of 10% quarter-over-quarter. Online game revenues were US$158 million, a decrease of 11% year-over-year and an increase of 10% quarter-over-quarter. Online advertising revenues were US$2 million, a decrease of 37% year-over-year and an increase of 1% quarter-over-quarter.

GAAP and non-GAAP gross profit were both US$137 million, a decrease of 14% year-over-year and an increase of 13% quarter-over-quarter.

GAAP operating expenses were US$54 million, a decrease of 11% year-over-year and 21% quarter-over-quarter. The year-over-year decrease was mainly due to a decrease in bonus expenses, partially offset by an increase in marketing and promotional spending for online games. The quarter-over-quarter decrease was mainly due to a decrease in bonus expenses, as well as a decrease in marketing and promotional spending for online games.

Non-GAAP operating expenses were US$53 million, a decrease of 10% year-over-year and 21% quarter-over-quarter.

GAAP operating profit was US$83 million, compared with an operating profit of US$99 million for the first quarter of 2021 and US$53 million for the fourth quarter of 2021.

Non-GAAP operating profit was US$85 million, compared with a non-GAAP operating profit of US$101 million for the first quarter of 2021 and US$55 million for the fourth quarter of 2021.

Business Outlook

For the second quarter of 2022, Sohu estimates:

•	Brand advertising revenues to be between US$22 million and US$25 million; this implies an annual decrease of 32% to 40%, and a sequential decrease of 7% to a sequential increase of 5%.

•	Online game revenues to be between US$150 million and US$160 million; this implies an annual decrease of 1% to an annual increase of 6%, and a sequential decrease of 5% to a sequential increase of 1%.

•	Non-GAAP net loss attributable to Sohu.com Limited to be between US$15 million and US$5 million; and GAAP net loss attributable to Sohu.com Limited to be between US$18 million and US$8 million.

For the second quarter 2022 guidance, the Company has adopted a presumed exchange rate of RMB6.59=US$1.00, as compared with the actual exchange rate of approximately RMB6.46=US$1.00 for the second quarter of 2021, and RMB6.35=US$1.00 for the first quarter of 2022.

This forecast reflects Sohu’s management’s current and preliminary view, which is subject to substantial uncertainty, particularly in view of the potential ongoing impact of the worldwide COVID-19 pandemic, which remains difficult to predict.

Non-GAAP Disclosure

To supplement the unaudited consolidated financial statements presented in accordance with accounting principles generally accepted in the United States of America (“GAAP”), Sohu’s management uses non-GAAP measures of gross profit, operating profit, net income, net income attributable to Sohu.com Limited and diluted net income attributable to Sohu.com Limited per ADS, which are adjusted from results based on GAAP to exclude the impact of share-based compensation expense; changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values; and interest expense recognized in connection with the Toll Charge imposed by the U.S. TCJA. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results.

Sohu’s management believes excluding share-based compensation expense; changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values; and interest expense recognized in connection with the Toll Charge from its non-GAAP financial measure is useful for itself and investors. Further, the impact of share-based compensation expense; changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values; and interest expense recognized in connection with the Toll Charge cannot be anticipated by management and business line leaders and these expenses were not built into the annual budgets and quarterly forecasts that have been the basis for information Sohu provides to analysts and investors as guidance for future operating performance. As the impact of share-based compensation expense and changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values does not involve subsequent cash outflow or is reflected in the cash flows at the equity transaction level, Sohu does not factor this impact in when evaluating and approving expenditures or when determining the allocation of its resources to its business segments. As a result, in general, the monthly financial results for internal reporting and any performance measures for commissions and bonuses are based on non-GAAP financial measures that exclude share-based compensation expense, changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values, and also excluded the interest expense recognized in connection with the Toll Charge.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of Sohu’s current financial performance and prospects for the future. A limitation of using non-GAAP gross profit, operating profit, net income, net income attributable to Sohu.com Limited and diluted net income attributable to Sohu.com Limited per ADS excluding share-based compensation expense; changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values; and interest expense recognized in connection with the Toll Charge is that these excluded items have been and will continue to be significant recurring expenses in Sohu’s business for the foreseeable future. In order to mitigate these limitations Sohu has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between the GAAP financial measures that are most directly comparable to the non-GAAP financial measures that have been presented.

Notes to Financial Information

Financial information in this press release other than the information indicated as being non-GAAP is derived from Sohu’s unaudited financial statements prepared in accordance with GAAP.

Safe Harbor Statement

This announcement contains forward-looking statements. It is currently expected that the Business Outlook will not be updated until release of Sohu’s next quarterly earnings announcement; however, Sohu reserves right to update its Business Outlook at any time for any reason. Statements that are not historical facts, including statements about Sohu’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, instability in global financial and credit markets and its potential impact on the Chinese economy; exchange rate fluctuations, including their potential impact on the Chinese economy and on Sohu’s reported U.S. dollar results; recent slow-downs in the growth of the Chinese economy; the uncertain regulatory landscape in the People’s Republic of China; fluctuations in Sohu’s quarterly operating results; the possibilities that Sohu will be unable to recoup its investment in video content and that Changyou will be unable to develop a series of successful games for mobile platforms or successfully monetize mobile games it develops or acquires; Sohu’s reliance on online advertising sales and online games for its revenues; the impact of the U.S. TCJA; the effects of the COVID-19 pandemic on the economy in China in general and on Sohu’s business in particular; and the possibility that, unless an accommodation is reached between the SEC and the China Securities Regulatory Commission, the U.S. Holding Foreign Companies Accountable Act and rules of the SEC thereunder may cause the SEC to prohibit trading of Sohu’s ADSs on NASDAQ, any other U.S. stock exchange, or the U.S. over-the-counter markets beginning in 2024 or, if currently pending legislation becomes law, 2023. Further information regarding these and other risks is included in Sohu’s annual report on Form 20-F for the year ended December 31, 2021, and other filings with and information furnished to the Securities and Exchange Commission.

Conference Call and Webcast

Sohu’s management team will host a conference call at 7:30 a.m. U.S. Eastern Time, May 16, 2022 (7:30 p.m. Beijing/Hong Kong time, May 16, 2022) following the quarterly results announcement. Participants can register for the conference call by navigating to http://apac.directeventreg.com/registration/event/5725798. Once preregistration has been completed, participants will receive dial-in numbers, an event passcode, and a unique registrant ID.

To join the conference, please dial the number you receive, enter the event passcode followed by your unique registrant ID, and you will be joined to the conference instantly. Please dial in 10 minutes before the call is scheduled to begin.

A telephone replay of the call will be available after the conclusion of the conference call at 10:30 a.m. Eastern Time May 16 through May 23, 2022. The dial-in details for the telephone replay are:

International:	+1-646-254-3697
Passcode:	5725798

The live Webcast and archive of the conference call will be available on the Investor Relations section of Sohu’s Website at http://investors.sohu.com/.

About Sohu.com

Sohu.com Limited (NASDAQ: SOHU) was established by Dr. Charles Zhang, one of China’s internet pioneers, in the 1990s. As a mainstream media platform in China, Sohu is indispensable to the daily life of millions of Chinese, providing a network of web properties and community based products which continually offer a broad array of choices regarding information, entertainment and communication to the vast number of Sohu users. Sohu has built one of the most comprehensive matrices of Chinese language web properties, consisting of the leading online media destinations Sohu News App, mobile news portal m.sohu.com, PC portal www.sohu.com; online video website tv.sohu.com; and the online games platform www.changyou.com/en/.

Sohu provides online brand advertising services as well as multiple news, information and content services on its matrix of websites and also on its mobile platforms. Sohu’s online game business, conducted by its subsidiary Changyou, develops and operates a diverse portfolio of PC and mobile games, such as Tian Long Ba Bu (“TLBB”), one of the most popular PC games in China. Changyou also owns and operates the 17173.com Website, a game information portal in China.

For investor and media inquiries, please contact:

In China:

Ms. Pu Huang
Sohu.com Limited
Tel:	+86 (10) 6272-6645
E-mail:	ir@contact.sohu.com

In the United States:

Ms. Linda Bergkamp
Christensen
Tel:	+1 (480) 614-3004
E-mail:	lbergkamp@christensenir.com

SOHU.COM LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	Three Months Ended
	Mar. 31, 2022	Dec. 31, 2021	Mar. 31, 2021
Revenues:
Brand advertising	$23,770	$33,638	$30,741
Online games	157,854	143,708	176,495
Others	11,794	15,645	14,857

Total revenues	193,418	192,991	222,093

Cost of revenues:
Brand advertising (includes share-based compensation expense of $23, $-115, and $19, respectively)	23,413	24,214	24,532
Online games (includes share-based compensation expense of $41, $43, and $77, respectively)	21,971	23,053	18,560
Others	3,725	4,477	3,784

Total cost of revenues	49,109	51,744	46,876

Gross profit	144,309	141,247	175,217
Operating expenses:
Product development (includes share-based compensation expense of $607, $437, and $1,051, respectively)	63,839	68,392	69,319
Sales and marketing (includes share-based compensation expense of $58, $-186, and $59, respectively)	51,707	54,793	36,988
General and administrative (includes share-based compensation expense of $843, $110, and $1,093, respectively)	16,092	20,970	18,127

Total operating expenses	131,638	144,155	124,434

Operating profit/(loss)	12,671	(2,908)	50,783
Other income, net	4,879	12,982	3,882
Interest income	2,593	3,359	3,861
Interest expense	—	—	(2,511)
Exchange difference	(477)	(1,150)	(1,304)

Income before income tax expense	19,666	12,283	54,711
Income tax expense	16,997	8,695	23,177
Net income from continuing operations	2,669	3,588	31,534

Net income from discontinued operations, net of tax[6]	—	—	52,252

Net income	2,669	3,588	83,786

Less: Net income/( loss) from continuing operations attributable to the noncontrolling interest shareholders	3	(1)	(1)

Less: Net income from discontinued operations attributable to the noncontrolling interest shareholders	—	—	34,591

Net income from continuing operations attributable to Sohu.com Limited	2,666	3,589	31,535

Net income from discontinued operations attributable to Sohu.com Limited	—	—	17,661

Net income attributable to Sohu.com Limited	2,666	3,589	49,196

Basic net income from continuing operations per share/ADS attributable to Sohu.com Limited[7]	$0.07	$0.09	$0.80

Basic net income from discontinued operations per share/ADS attributable to Sohu.com Limited	$—	$—	$0.45

Basic net income per share/ADS attributable to Sohu.com Limited	$0.07	$0.09	$1.25

Shares/ADSs used in computing basic net income per share/ADS attributable to Sohu.com Limited	36,802	39,373	39,509

Diluted net income from continuing operations per share/ADS attributable to Sohu.com Limited	$0.07	$0.09	$0.80

Diluted net income from discontinued operations per share/ADS attributable to Sohu.com Limited	$—	$—	$0.44

Diluted net income per share/ADS attributable to Sohu.com Limited	$0.07	$0.09	$1.24

Shares/ADSs used in computing diluted net income per share/ADS attributable to Sohu.com Limited	36,802	39,373	39,509

[6]

Following the completion on September 23, 2021 of the transaction with Tencent related to Sogou, Sohu no longer has any ownership interest in Sogou. Unless indicated otherwise, results presented in this release exclude results from Sogou operations. For historical statements, the results of operations of Sogou and the gain from its disposal are presented in separate line items as discontinued operations.

[7]	Each ADS represents one ordinary share.

SOHU.COM LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED, IN THOUSANDS)

	As of Mar. 31, 2022	As of Dec. 31, 2021
ASSETS
Current assets:
Cash and cash equivalents	$534,244	$998,949
Restricted cash	5,207	1,969
Short-term investments	816,282	399,345
Accounts receivable, net	78,949	82,550
Prepaid and other current assets	106,445	107,311

Total current assets	1,541,127	1,590,124

Fixed assets, net	326,328	329,997
Goodwill	48,883	48,811
Long-term investments, net	46,959	53,121
Intangible assets, net	7,983	9,136
Long-term time deposits	191,141	189,007
Other assets	25,302	25,589

Total assets	$2,187,723	$2,245,785

LIABILITIES
Current liabilities:
Accounts payable	$88,459	$87,447
Accrued liabilities	137,749	138,196
Receipts in advance and deferred revenue	52,940	57,041
Accrued salary and benefits	77,207	91,485
Taxes payables	15,607	16,714
Other short-term liabilities	114,783	112,568

Total current liabilities	$486,745	$503,451

Long-term other payables	4,360	3,922
Long-term tax liabilities	450,325	443,083
Other long-term liabilities	2,670	3,142

Total long-term liabilities	$457,355	$450,147

Total liabilities	$944,100	$953,598

SHAREHOLDERS’ EQUITY:
Sohu.com Limited shareholders’ equity	1,242,302	1,290,869
Noncontrolling interest	1,321	1,318

Total shareholders’ equity	$1,243,623	$1,292,187

Total liabilities and shareholders’ equity	$2,187,723	$2,245,785

SOHU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	Three Months Ended Mar. 31, 2022				Three Months Ended Dec. 31, 2021				Three Months Ended Mar. 31, 2021
	GAAP	Non-GAAP Adjustments		Non- GAAP	GAAP	Non-GAAP Adjustments		Non-GAAP	GAAP	Non-GAAP Adjustments		Non- GAAP
		23	(a)			(115	) (a)			19	(a)

Brand advertising gross profit	$357	$23		$380	$9,424	$(115)		$9,309	$6,209	$19		$6,228

Brand advertising gross margin	2%			2%	28%			28%	20%			20%

		41	(a)			43	(a)			77	(a)

Online games gross profit	$135,883	$41		$135,924	$120,655	$43		$120,698	$157,935	$77		$158,012

Online games gross margin	86%			86%	84%			84%	89%			90%

		—	(a)			—	(a)			—	(a)

Others gross profit	$8,069	$—		$8,069	$11,168	$—		$11,168	$11,073	$—		$11,073

Others gross margin	68%			68%	71%			71%	75%			75%

		64	(a)			(72	) (a)			96	(a)

Gross profit	$144,309	$64		$144,373	$141,247	$(72)		$141,175	$175,217	$96		$175,313

Gross margin	75%			75%	73%			73%	79%			79%

Operating expenses	$131,638	$(1,499	) (a)	$130,139	$144,155	$(361	) (a)	$143,794	$124,434	$(2,203	) (a)	$122,231

		1,563	(a)			289	(a)			2,299	(a)

Operating profit/(loss)	$12,671	$1,563		$14,234	$(2,908)	$289		$(2,619)	$50,783	$2,299		$53,082

Operating margin	7%			7%	-2%			-1%	23%			24%

Income tax expense	$16,997	$125	(b,c)	$17,122	$8,695	$(2,863	) (b,c)	$5,832	$23,177	$(618	) (b,c)	$22,559

		1,563	(a)			289	(a)			2,299	(a)
		4,010	(b)			(4,900	) (b)			1,677	(b)
		1,213	(c)			1,230	(c)			1,178	(c)

Net income before non-controlling interest	$2,669	$6,786		$9,455	$3,588	$(3,381)		$207	$31,534	$5,154		$36,688

		1,563	(a)			289	(a)			2,299	(a)
		4,010	(b)			(4,900	) (b)			1,677	(b)
		1,213	(c)			1,230	(c)			1,178	(c)

Net income from continuing operations attributable to Sohu.com Limited for diluted net loss per share/ADS	$2,666	$6,786		$9,452	$3,589	$(3,381)		$208	$31,535	$5,154		$36,689

Net income from discontinued operations attributable to Sohu.com Limited for diluted net loss per share/ADS[8]	$—	$—		$—	$—	$—		$—	$17,556	$405		$17,961

Net income attributable to Sohu.com Limited for diluted net loss per share/ADS	$2,666	$6,786		$9,452	$3,589	$(3,381)		$208	$49,091	$5,559		$54,650

Diluted net income from continuing operations per share/ADS attributable to Sohu.com Limited	$0.07			$0.26	$0.09			$0.01	$0.80			$0.93

Diluted net income from discontinued operations per share/ADS attributable to Sohu.com Limited	$—			$—	$—			$—	$0.44			$0.45

Diluted net income per share/ADS attributable to Sohu.com Limited	$0.07			$0.26	$0.09			$0.01	$1.24			$1.38

Shares/ADSs used in computing diluted net income per share/ADS attributable to Sohu.com Limited	36,802			36,802	39,373			39,373	39,509			39,509

Note:

(a)	To eliminate the impact of share-based awards.
(b)	To adjust for changes in the fair value of the Company’s investments.
(c)	To adjust for the effect of the Toll Charge.

[8]

Following the completion on September 23, 2021 of the transaction with Tencent related to Sogou, Sohu no longer has any ownership interest in Sogou. Unless indicated otherwise, results presented in this release exclude results from Sogou operations. For historical statements, the results of operations of Sogou and the gain from its disposal are presented in separate line items as discontinued operations.